Mr Rufus Decker United States Securities and Exchange Commission
Washington, D.C
20549-7010

Wednesday, February 28, 2007

Subject :	Your letter dated November 13, 2006
Form 20-F for Fiscal Year Ended December 31, 2005
Filed April 10, 2006
File N° 1-14838

Dear Mr Decker,

First of all, please accept my apologies for our late reply to your letter, which for some unknown reason I only received at the beginning of January.

I know that James Palmer, our VP Investor Relations, has been in contact with Sarah Goldberg and that our channels of communication are now established ! This should make things easier in the future.

Please find below our answers to your additional comments.

Yours sincerely,

Pascal BOUCHIAT

Group Executive Vice President and Chief Financial Officer

Contact details :

Pascal Bouchiat	- Executive Vice President & C.F.O	Tel & Fax : +33(0)1.53.56.64.65
James Palmer	- Vice President Investor Relations	Tel & Fax : +33(0)1.53.56.64.89

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

RESPONSES TO SECURITIES AND EXCHANGE COMMISSION

(LETTER DATED 13/11/06, RECEIVED 05/01/2007)

Question N°1 :

We note from public reports that you may have operations in or contacts with Iran, Sudan and Syria, countries identified as state sponsors of terrorism by the US State Department and subject to US sanctions and export controls. For example, we note that Orkila, a former international division, may distribute your products in the Middle East and Africa, including Iran, Sudan and Syria. Your form 20-F does not contain information relating to operations in or contacts with Iran, Sudan or Syria. Please describe your current, past and anticipated operations in and contacts with Iran, Sudan and Syria, if any, including through subsidiaries, affiliates and other direct and indirect arrangements.

Rhodia’s reply :

Rhodia's sales to Iran, Sudan and Syria represented less than 0.6% of the Group's net sales in 2006 and are from at least three different Divisions of the Group. We would expect these sales to continue in this range in the coming years. Rhodia does not consider this level of net sales (0.6%) to be material for specific comment in the Form 20-F. Rhodia's sales are in complete compliance with the European Union policies towards these countries and all applicable laws.

Of Rhodia's net sales in 2006 to these three countries, these were made essentially to Iran (€16 million), Syria (€10 million) and to a very small degree Sudan (€1.6 million). Rhodia sells into the Middle East via its distributor Orkila. Rhodia has neither wholly nor partially owned subsidiaries nor affiliates in Iran, Syria or Sudan. Until 2005 the Group's sales were managed by the Rhodia offices in the Middle East based in Iran, Egypt and Dubai. This operation was sold to Orkila in July 2005 which since that time acts as distributor for the Group in the region.

Question N°2 :

Please describe for us your products, if any, that are distributed into Iran, Sudan and Syria, and the types of uses that can be made of such products. Advise us whether the customers to whom you or third parties sell your products include governments of those countries and or entities owned or controlled by those governments. Advise us also whether any of your products distributed into those countries can be used for military purposes and if so, the types of military purposes for which the products may be used.

Rhodia’s reply :

Products sold by Rhodia are as follows:

The most significant activity relates to the sale of Polyamide intermediates by the Polyamide Division to Iran which are used for industrial fibres in the manufacturing of car tyres. Polyamide also sells engineering plastic products for use in the manufacturing of electric and electronics particularly junction boxes & trip switches.

Rhodia Acetow sells acetate cable for the manufacturing of cigarette filters in Syria.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

Rhodia Organics sells to Syria acetylsalicylic acid and acetaminophen for the manufacturing of aspirin and paracetamol respectively.

Customers for these products can be both local subsidiaries of foreign corporations or local manufacturers which may or may not be controlled by the government.

Question N°3 :

Discuss the materiality to you and whether the operations or contacts constitute a material investment risk to your security holders.

Rhodia’s reply :

We do not consider that our sales to these countries are material to the Rhodia group as a whole representing less than 0.6% of Group sales nor represent an investment risk to our security holders.

Question N°4 :

Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

Rhodia’s reply :

Please see replies above

Question N°5 :

Note 4. Segment Information, page F-24

We have received your response to comment 8 in our letter dated September 26, 2006. In your proposed disclosure provided in Appendix A, you disclose the book of assets sold as “non cash items on sale of non current assets”. It appears that, in accordance with paragraph 61 of IAS 14, you should disclose the amount of significant non-cash expenses that were included in segment expense. The amounts you disclosed as non-cash items on the sale of non currents assets do not appear to represent non-cash expenses.

Please revise or advise.

Please note that in situations in which you incur a loss on the sale of an asset, we would expect that you would disclose the loss, rather than the book value of the asset, as non-cash item. If our understanding is incorrect, please advice.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

Rhodia’s reply :

As noted in our response to your comment 8 in your letter dated September 26, 2006, we will amend the presentation of our segment information to be included in our 2006 Form 20-F. In compliance with IAS 14, such amendment will include the provision of significant non-cash expense. In addition to Depreciation, amortization and impairment, we will disclose other significant non cash items such as loss on disposal of non current assets and other non cash expenses. Appendix A to this letter provides the disclosure format to be added to our annual segment information in our 2006 Form 20-F.

Question N°6 :

Note 25. Shareholders’ Equity, page F-43

Note 25.1. Share Capital and Additional Paid in Capital, page F-43

We have received your response to comment 11 in our letter dated September 26, 2006.

Please tell us how you account for the preferential subscription rights under both IFRS and U.S. GAAP.

In particular, tell us whether you account for these rights as derivative liabilities and the reason for such determination.

For U.S. GAAP purposes, if you determined they were not derivatives based on the exception provided in paragraph 11(a) of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

Additionally, please ensure that you tell us all applicable terms of the rights, including the circumstances under which they are awarded to existing shareholders.

Rhodia’s reply :

The general description of Preferential subscription rights of shareholders is outlined in section 9 of our 20-F (page 96). Preferential subscription rights relate to the French Commercial Act rules that require implementing anti-dilution mechanism to all existing shareholders in case of a share offering. These rights belong to the shareholders prorata based on their holdings of common stocks. For example, in the event of a share offering, each existing shareholder can either elect to participate in the common stock offering by paying the offered subscription price and receiving the shares or by receiving their right to purchase the shares at the given price. In the latter situation, such rights to purchase the shares at the subscription price are marketable and tradeable, and have a limited time period for exercise. They are issued by Rhodia with no value since they are granted per law for free to shareholders who have elected not to participate directly to the proposed capital increase but to receive these preferential rights on the market and accordingly benefit from spread between the market price and the proposed offering price. After the subscription period, the unused subscription rights are automatically cancelled. In our case, the capital increase referred to in note 25 was announced on November 21, 2005 and closed on December 20, 2005. At the end of December 2005, these preferential rights had ceased to exist separately from the company’s shares.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

From an accounting standpoint, under IFRS and in accordance with IAS 32, these instruments meet the definition of equity instruments which are issued for no consideration. Rhodia does not receive any proceeds from such preferential rights issuance; proceeds are received by the company if and when exercised.

Under US GAAP, the "preferential subscription rights" provision provided by French law are not "derivatives" prior to a share issuance occuring as there is no underlying or notional amount, prior to such time. When an offering occurs, an underlying is established as the number of shares to which the right relates to. We have determined that they meet the scope exception in paragraph 11(a) of FAS 133 to not require derivative accounting since these rights are both (1) indexed to the company’s own stock and (2) classified in shareholders’ equity.

We have evaluated paragraphs 12-32 of EITF 00-19 as detailed in Appendix B to arrive to the conclusion that these preferential subscription rights meet the conditions necessary for equity classification under US GAAP.

Question N°7 :

Note 39. Reconciliation to IFRS as adopted by the IASB and to U.S. GAAP, page F-85

b) Reconciliation between IFRS and U.S. GAAP , page F-91

We have received your response to comment 15 in our letter dated September 26, 2006. We note that your accounting for business combinations under SFAS 141 and French GAAP were essentially the same.

Please tell us whether there were any differences between your accounting for business combinations under U.S. GAAP in effect prior to June 30, 2001 and French GAAP.

If so, please explain to us why were not required to review the accounting for business combinations initiated prior to June 30, 2001.

Rhodia’s reply :

Prior to the adoption of Statement of Financial Accounting Standard No. 141 “ Business Combinations” (“SFAS 141”), Rhodia applied APB Opinion No.16 “Business Combinations” (“APB 16”) to all business combinations initiated prior to June 30, 2001. Such accounting as applicable to Rhodia’s business combinations was essentially the same as applicable accounting guidance under French GAAP. Accordingly, there were no reconciling differences between U.S. GAAP and prior GAAP (French GAAP) and between U.S. GAAP and IFRS relating to all business combinations, as reflected in our reconciliation note between IFRS and U.S. GAAP.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

APPENDIX “A”:

The disclosure format to be added to our annual segment information in our 2006 Form 20-F.

a)

Non cash items for the period by business segment (question 5)

(millions euros)	Polyamide	Acetow	Novecare	Silcea	Eco Services	Organics	Energy Services	Corporate and Other	Group
At December 31, décember 2006
Depreciation, amortization and impairment
Loss on sale of non current assets
Other non cash expenses

At December 31, décember 2005
Depreciation, amortization and impairment
Loss on sale of non current assets
Other non cash expenses

At December 31, décember 2004
Depreciation, amortization and impairment
Loss on sale of non current assets
Other non cash expenses

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

APPENDIX “B” :

Paragraphs 12-32 of EITF 00-19 are evaluated as follows, with regard capital increase referred to in note 25 (announced on November 21, 2005 and closed on December 20, 2005) ("the share offering"):

Response to paragraph 12: Preferential subscription mechanism does not include any provision that requires net-cash settlement by the company. Preferential subscription rights allow their holder to participate in the capital increase at the offered price.

Paragraph 13 provides that all of the following conditions in paragraphs 14-24 must be met for a contract to be classified as equity. The following is an analysis of such conditions.

The contract permits the company to settle in unregistered shares--paragraphs 14-18.

Response to paragraph 14: We note that under this share offering the company delivers unregistered shares when rights are exercised by the holder. Under French law shares are not registered with the market regulator as they may be with the SEC. Under the capital issuance made by the company, issuance of new shares is pre-approved by shareholders’ meeting.

Response to paragraph 15: The preferential subscription rights entitle their holder to acquire a fixed number of new shares at the price of the public offer. Such rights and related provisions can not compel the company to a net-cash settlement.

Response to paragraph 16: There are no settlement alternatives, new shares shall be issued at for the offered issuance price.

Response to paragraph 17: The company delivers unregistered shares when rights are exercised by the holder.

Response to paragraph 18: Shares to be delivered are pre-approved by the shareholders and the share offer received clearance from the AMF before the launch of the operation: no further timely filing or registration requirements is required to issue the shares or being able to deliver them to the right holders.

Criteria: The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Response to paragraph 19: Under French company law capital issuance take place only if they are authorized by the shareholders. With regard to any issuance a sufficient number of authorized and unissued shares is presumed to exist at the classification assessment date. As a matter of fact the company controls the settlement by delivering shares. By law, at issuance of the rights and during all the subscriptions period the company has sufficient authorized and unissued shares available. The company had no other commitments that may require the issuance of stock during the subscription period.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64

Criteria: The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

Response to paragraphs 20, 21, 22, 23: the contract would not include any other settlement but the delivery of shares. The number of such shares to be delivered is fixed and made publicly available to all shareholders, as well as their purchase price. The limit on the number of shares to be delivered relates to the number of shares issued in the share offering itself.

Response to paragraph 24: not applicable.

Criteria: There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Response to paragraph 25: With regard to the share offering, the offering circular stated that the new shares would not be registered with the SEC.

Criteria: There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

Response to paragraph 26: No such required cash payments exist. Such guarantee would not be compatible with French company code.

Criteria: The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Response to paragraph 27 and 28: No such clause existed in the share offering.

Criteria: There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Response to paragraphs 29, 30 and 31: All the shares, newly issued and existing ones, convey the same rights. Any counterparty's claim in bankruptcy would not receive higher priority than the claims of the holders of the stock underlying the contract.

Criteria: There is no requirement in the contract to post collateral at any point or for any reason.

Response to paragraph 32: No such requirement exists.

Rhodia. Société Anonyme au capital de 1.204.186.174 Euros – B 352 170 161 RCS Nanterre – I.TVA FR 75 3352 170 161

Code APE 741J – N° Siret 352 170 161 00041

Adresse postale :

Immeuble Cœur Défense. Tour A. 110 esplanade Charles de Gaulle. La défense 4 – 92931 Paris La défense Cédex – France

Tél. : +33(0)1.53.56.64.64